August 19, 2008
Via EDGAR AND HAND DELIVERY
Daniel Gordon, Branch Chief
Jessica Barberich, Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Wyndham Worldwide Corporation Form 10-K for the year ended December 31, 2007 Filed 02/29/2008 File No. 001-32876
Dear Mr. Gordon and Ms. Barberich:
     On behalf of Wyndham Worldwide Corporation (the “Company”, “we” and “our”), we transmit herewith for consideration by the staff of the Securities and Exchange Commission (the “Staff”) our response to the comments issued in a comment letter dated August 5, 2008 (the “Comment Letter”) relating to the Form 10-K for the year ended December 31, 2007, filed by the Company on February 29, 2008. For ease of reference and to facilitate the Staff’s review, the headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and we have reproduced the text of the Staff’s comments in bold. Capitalized terms used herein have the meanings ascribed to them in the above referenced Company filings.
     We are available at your convenience to discuss these matters with you.

August 19, 2008

Form 10-K for the year ended December 31, 2007
General
1.	We note your response to our comment. To the extent that you continue to refer to valuation specialists in future filings, please clarify their role in your disclosure similar to the information included in your response to us.

RESPONSE:

In future filings, beginning with the Form 10-Q for the quarterly period ending September 30, 2008, if we refer to the utilization of valuation specialists, we will clarify their role in our disclosure.
Consolidated and Combined Statements of Income, page F-3
2.	We note your response to our comment. In future filings, please revise your statements of operations to include a separate expense line item for the cost of your consumer financing revenues in accordance with Rule 5-03(b)(2) of Regulation S-X.

RESPONSE:

In future filings, beginning with the Form 10-Q for the quarterly period ending September 30, 2008, we will revise our statement of operations to include a separate line item for consumer financing interest expense. Such new line item will be referred to as “Consumer financing interest expense”.
Consolidated and Combined Statements of Cash Flows, page F-5
3.	We note your response to comment 4. You state that your restricted cash relates to deposits on VOI sales and cash collected from consumer receivables that are collateral for the asset-backed borrowings. Based on paragraph 87 of SFAS 95 which states that appropriate classification generally should depend on the nature of the activity that is likely to be the predominate source of cash flows for the item, it does not appear to us that the cash flows related to the changes in your restricted cash should be classified as investing cash flows. Please explain.

RESPONSE:

We continue to believe that the changes in our restricted cash balances are appropriately classified as investing cash flows. As we noted in response number 4 of our letter to the Staff, dated June 30, 2008, the restricted cash balances reported by the Company are comprised of cash that is legally restricted. We believe that cash that is legally restricted represents an investment. Specifically,

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we believe our restricted cash accounts are equivalent to investments whose return of principal requires the satisfaction of conditions rather than a mere withdrawal demand. Therefore, we believe that deposits and withdrawals of principal balances in these restricted cash accounts represent the creation or return of an investment, which generally should be presented as an investing activity in the statement of cash flows.

As the Staff noted, paragraph 87 of Statement of Financial Accounting Standards (“SFAS”) No. 95 Statement of Cash Flows (“SFAS 95”) states that “the appropriate classification generally should depend on the nature of the activity that is likely to be the predominate source of cash flows for the item.” Likewise, we wish to note that paragraph 86 of SFAS 95 also states that “while there is widespread agreement that the classification of cash flows according to whether they stem from operating, investing, or financing activities provides useful information, the Board noted that the three categories are not clearly mutually exclusive.”

We believe that, based upon the specific characteristics of our restricted cash accounts, the most appropriate classification of the change in the related balances is as an investing activity. In order to clarify this point, we have provided additional details below regarding the nature of the activities that account for the predominate sources of cash flows associated with our restricted cash balances. We believe the additional details will demonstrate that the changes in our restricted cash balances are most appropriately reflected as investing activities.

Composition of Restricted Cash:
The largest portion of our restricted cash relates to securitizations (which the Company accounts for as securitized borrowings and are consolidated on its balance sheet). Restricted cash related to securitizations accounts for approximately 65% of our restricted cash balance at December 31, 2007 and is comprised of two types: i) cash held in collection accounts (approximately 38%) and ii) cash held in reserve accounts (approximately 27%). The remaining portion of approximately 35% is comprised of cash held in escrow related to our vacation ownership business (approximately 23%) and cash held in all other escrow accounts (approximately 12%).

Restricted Cash related to Securitizations:
i) Collection account:
In accordance with the contractual requirements of the Company’s various vacation ownership receivable securitization structures, a dedicated lockbox account is established for each securitization. Each lockbox account is subject to a blocked control agreement which allows deposits from the Company, but grants the trustee control over disbursement. Any cash deposited in the lockbox account is automatically swept into the collection account. The collection account is

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controlled by such trustee. For checks and credit card payments received directly by the Company, any cash collected is first deposited into a Company-controlled cash account and then the funds are moved to the collection account by wire transfer on a daily basis, resulting in an increase in cash in the collection account.

At each month end, the total cash in the collection account from the previous month is analyzed and a monthly servicer report is prepared by the Company. This report details how much cash should be remitted to the noteholders for principal and interest payments and, after payment of service fees, any cash remaining is transferred by the trustee back to the Company. The monthly servicer report is provided to the trustee in order for such trustee to distribute the cash.

To illustrate the process described, assume the following: in March 2008, a vacation ownership interest (“VOI”) was sold for $10,000, whereby the purchaser made a down payment of $2,000, creating a contract receivable of $8,000. In April 2008, such VOI contract receivable was sold into a securitization and the Company received $6,400 (an 80% advance rate). In May 2008, the purchaser makes a $1,000 payment and such amount is deposited into the collection account. In June 2008, the trustee distributes the $800 due to the noteholders, and releases restrictions on the remaining $200. For the sake of simplicity, expenses and other ancillary impacts are not presented in this example.

The impact on the consolidated statement of cash flows from the above illustrative transactions is as follows:
(amounts in dollars)

	Transactions	Net Increase/(Decrease) in cash flow
		Operating	Investing	Financing
1.	Sale of VOI for $10,000	$2,000	—	—
2.	Origination of contract receivable of $8,000	—	—	—
3.	Securitization of $8,000 contract receivable at an 80% advance rate	—	—	$6,400
4.	Cash collection on securitized contract receivable into collection account	$1,000	($1,000)	—
5.	Allocation of cash from the collection account by trustee between the Company and noteholders	—	$1,000	($800)
Items 4 and 5 above involve the collection account and thus our restricted cash balance. In item 4, the entire collection of $1,000 is remitted into the collection account, thereby reducing the contract receivable balance and thus increasing

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restricted cash. In item 5, during the following month, the servicer report is prepared and the trustee distributes the cash to the noteholders, with the remaining $200 (excluding expenses and other ancillary impacts of the transaction) released to the Company.

The Company believes that the collection accounts have features similar to an investment, including the fact that we earn a return, and thus deposits and withdrawals of principal should be presented within the investing section of the statement of cash flows.

ii)	Reserve account:
In accordance with the contractual requirements of the Company’s various vacation ownership receivable securitizations, the Company holds an agreed upon percentage of the aggregate outstanding principal balances of the VOI contract receivables collateralizing the asset-backed notes in a segregated trust (or reserve) account as credit enhancement. Each time a securitization closes and the Company receives cash from the noteholders, a portion of the cash is deposited in the reserve account.

For example, during May 2008, we closed our Sierra 2008-1 securitization. At the closing, for this particular transaction, the Company issued $200 million of notes backed by VOI contract receivables with an aggregate principal balance of approximately $257 million (i.e., a 77.75% advance rate). The terms of the transaction required that a reserve account amounting to 2.5% of the collateral value (or approximately $6.4 million) be placed in escrow at the date of closing. As the notes are paid down on a monthly basis, on the settlement date, cash is released to the Company on the contractual monthly settlement date based on the reduction in the collateral balance required. Assume that in July 2008, principal collections on the underlying VOI contract receivables results in a 5% reduction in the collateral value. The funds released are deposited into a general/operating account. The cash flow impact of the above transaction would be as follows:
(amounts in millions)

	Transactions	Net Increase/(Decrease) in cash flow
		Operating	Investing	Financing
1.	Issuance of notes in May 2008	—	—	$200
2.	Placing in escrow of reserve account in May 2008	—	($6.4)	—
3.	Reduction of 5% of the collateral value in July 2008	—	$0.32	—
Similar to our analysis of the collection accounts, the reserve accounts are also interest bearing, and thus similar to investments. Accordingly, the Company has

August 19, 2008

presented deposits and withdrawals of principal within the investing section of the statement of cash flows.

Cash Held in Escrow Accounts:
As noted above, approximately 35% of our restricted cash balance relates to cash held in escrow accounts primarily at our vacation ownership business. All of the vacation ownership and other escrow accounts have similar characteristics and circumstances and, as such, are exemplified by the following discussion of the VOI sales escrow accounts:

VOI sales escrow accounts
Laws in most U.S. states require the escrow of down payments on VOI sales, with the typical requirement mandating that the funds be held in escrow until the rescission period expires. As sales transactions are consummated, down payments are collected and are subsequently placed in escrow until the rescission period has expired. Depending on the state, the rescission period can be as short as three calendar days or as long as 15 calendar days. In the case of Hawaii, the escrow laws require that 100% of VOI purchaser funds (excluding interest payments, if any), be held in escrow until the deeding process is complete, which can take several months. (At December 31, 2007, Hawaii escrow accounts made up approximately 15% of the Company’s total restricted cash balance due to this more onerous requirement).

For illustrative purposes, assume the following related to a $10,000 cash VOI sale in Hawaii (for the sake of simplicity, we will focus solely on the revenue portion of the transaction):
•	A sale is made and the Company deposits the $10,000 in cash into a depository account subject to a blocked control agreement. On a daily basis, the funds in this account are swept by the trustee to a trustee controlled escrow account;

•	The Company records revenue of $10,000, and thus cash from operating activities reflects a cash inflow of $10,000; and

•	Restricted cash increases for the $10,000 held by the trustee and thus cash from investing activities reflects a cash outflow of $10,000.
Once the deeding process is complete, the trustee will release the $10,000 to the Company. As a result, restricted cash will decrease by the $10,000 remitted by the trustee to the Company and thus cash from investing activities will reflect an inflow of $10,000.

As evidenced by the example above, the Company believes that the nature of the activities that are the predominate source of changes in the balance of its VOI

August 19, 2008

sales escrow accounts, as well as its other escrow accounts, are investing activities, and thus presented such changes accordingly in its statement of cash flows.

Conclusion:
We believe that cash that is restricted by contract or regulation represents an investment. As we noted in our prior response and herein, since we are contractually limited in our ability to withdraw funds, our restricted cash account is equivalent to an investment whose return of principal requires the satisfaction of conditions rather than a mere withdrawal demand. Likewise, similar to other investments, we earn a return on a substantial majority of our restricted cash balances.

It is also our belief that the collection of cash from a customer is an operating cash inflow when the cash is received and that the nature of the predominate activities behind the changes in our restricted cash balances represent deposits and withdrawals of principal investment balances, and thus should be presented as investing activities in the statement of cash flows.

We respectfully note that we have considered alternate presentations of the items described above and that, based on the specific facts and circumstances noted herein, we believe our current presentation is the most appropriate.
Note 19 — Segment Information, page 37
4.	Please tell us what consideration you gave to presenting your consumer financing operations as a separate reportable segment in accordance with SFAS 131.

RESPONSE:

In establishing its reportable segments, the Company followed guidance in SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information (“SFAS 131”). The Company identified the following three operating segments as reportable segments based on the criteria set forth in paragraphs 10-15 of SFAS 131: lodging, vacation exchange and rentals, and vacation ownership. These three operating segments each meet the criteria outlined in paragraph 10 of SFAS 131:
•	they each engage in business activities for which they earn revenue and incur expenses;

•	they each have results that are regularly reviewed by our Chief Operating Decision Maker, the Chairman and CEO of the Company (CODM), to

August 19, 2008

make decisions about resources to be allocated and to assess their individual performance; and

•	discrete financial information is available for each operating segment.
In considering whether the consumer financing operations component should be a separate operating and reportable segment, the Company considered the same criteria outlined above, as they apply to the consumer financing operations component. While the consumer financing operations component meets criterion 10(a) of SFAS 131 because it engages in business activities from which it earns revenue and incurs expenses, it does not meet the two remaining criteria in paragraph 10 of SFAS 131.

First, the elements of paragraph 10(b) are not met. The CODM reviews the information for vacation ownership (of which the consumer financing operations is a component) in deciding on the allocation of the Company’s resources, as well as in assessing the vacation ownership segment’s performance. The consumer financing component and VOI sales component belong within the same vacation ownership segment because of their high level of interdependency. They are both essential to the overall operations of such segment.

On one hand, without VOI sales there would be no consumer financing operations. Unlike other companies with consumer financing operations, the vacation ownership segment’s consumer financing operations component does not provide financing or services to individuals or organizations outside of the segment. It does not market stand alone financing or servicing to other individuals or companies; it only offers financing to individuals to whom the vacation ownership segment is marketing a VOI product.

On the other hand, without purchaser financing, it is difficult to determine the level of VOI sales that would be generated by the vacation ownership segment since approximately 80% of VOI transactions (or approximately 66% of the VOI purchases in dollar terms) utilize the financing offered by our consumer financing operations. The availability of this financing from our consumer financing operations is critical when a significant percentage of VOI sales are financed, because to our knowledge, there are currently no independently available sources of direct consumer financing specifically dedicated to purchases of VOIs. Due to this interdependency, assessment of performance and allocation of resources are evaluated for the vacation ownership segment as a whole.

The interdependency of these two components is also reflected in the organizational structure of the Company. The vacation ownership segment president and CEO is a member of the CODM’s leadership team along with the presidents and CEOs of the Company’s other two reportable segments. The consumer financing operations manager reports to the vacation ownership

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segment CFO, who in turn reports to the president and CEO of the vacation ownership segment. As a result, the factors described in paragraph 14 of SFAS 131 are not met for the consumer financing operations, because the consumer financing operations manager is neither directly accountable to the CODM, nor does he maintain regular contact with the CODM to discuss the financial results, forecasts or operating plans for the consumer financing operations. Instead, the president and CEO of the vacation ownership segment is directly accountable to the CODM, and he is not evaluated or compensated based on the stand-alone operations of the consumer financing operations.

Please note that the Company’s assertion of the interdependence between its consumer financing operations and VOI sales operations is further supported by the accounting treatment of the provision for loan losses under SFAS No. 152, Accounting for Real Estate Time-Sharing Transactions (“SFAS 152”) and AICPA Statement of Position 04-2, Accounting for Real Estate Time-sharing Transactions (“SOP 04-2”). SFAS No. 152/SOP 04-2 require the provision for loan losses to be accounted for as a reduction of vacation ownership revenues rather than as an operating expense. This is consistent with our view that the sale of VOIs and credit losses associated with the consumer financing provided are so intertwined that separate presentation of loan loss provisions on financed VOI sales would not be meaningful.

Finally, the considerations of paragraph 10(c) of SFAS 131 are also not met due to the fact that the interdependence of the VOI sales and consumer financing operations does not allow for the bifurcation of significant costs associated with the Company’s consumer financing activities thus precluding the preparation of discrete financial information for these operations. As such, the Company views and organizes the consumer financing operations as an integral component of the vacation ownership segment for the reasons stated above, and therefore, prepares and evaluates financial information for the vacation ownership segment overall, inclusive of the consumer financing related activities.

In conclusion, the Company has appropriately considered applicable guidance within SFAS 131 and has concluded that the consumer financing operations does not meet the relevant criteria to be considered an operating or reportable segment, and accordingly, the Company has not presented its consumer financing operations as a separate reportable segment.
* * *

August 19, 2008

The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
Please contact me should you require further information or have any questions.
Very truly yours,
/s/ Virginia M. Wilson
Virginia M. Wilson
Chief Financial Officer
Wyndham Worldwide Corporation